UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

                          AFFINITY MEDIA INTERNATIONAL CORP.
(Name of Issuer)

                 COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class Securities)
                                                         00828Q102
(CUSIP Number)

                                                OCTOBER 26, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00828Q102	SCHEDULE 13G	Page	2	of	10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 244,100
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 244,100
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO, BD

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1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 244,100
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 244,100
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00828Q102	SCHEDULE 13G	Page	4	of	10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 244,100
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 244,100
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	00828Q102	SCHEDULE 13G	Page	5	of	10

Item 1
	(a)	Name of Issuer:

Affinity Media International Corp., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

1850 Sawtelle Boulevard, Suite 470
Los Angeles, CA 90025

Item 2	(a)	Name of Person Filing:
Item 2	(b)	Address of Principal Business Office:
Item 2	(c)	Citizenship:

Millenco, L.L.C. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share ("Common Stock")

	(e)	CUSIP Number:

00828Q102

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No.	00828Q102	SCHEDULE 13G	Page	6	of	10

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

    As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the following:

(i) 223,100 shares of Common Stock owned by Millenco, L.L.C., a Delaware limited liability company (“Millenco”), formerly known as Millenco, L.P., a Delaware limited partnership, which shares are a constituent part of the Company’s Units (“Units”) of which Millenco holds 223,100. Each Unit consists of (1) one share of Common Stock, and (2) two Warrants (“Warrants”). Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Warrant will become exercisable on the later of the Company’s completion of a business combination and June 5, 2007, and will expire on June 4, 2010, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination; and

(ii)  21,000 shares of Common Stock owned by Millenco.

    In addition to the Warrants exercisable into 446,200 shares of Common Stock, which form a constituent part of the 223,100 Units held by Millenco, Millenco also owns Warrants exercisable into 1,031,900 shares of Common Stock.

    Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a non-managing member of Millenco. As a non-managing member, Partners has no investment or voting control over Millenco or its securities positions.

(b) Percent of Class

    5.9% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on an aggregate amount of 4,162,500 shares of Common Stock outstanding as of August 14, 2006, as reported by the Company on Form 10-QSB dated August 14, 2006.

CUSIP No.	00828Q102	SCHEDULE 13G	Page	7	of	10

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

    244,100

(ii) Shared power to vote or to direct the vote

    -0-

 (iii) Sole power to dispose or to direct the disposition of

    244,100

(iv) Shared power to dispose or to direct the disposition of

    -0-

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	00828Q102	SCHEDULE 13G	Page	8	of	10

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 31, 2006, by and among Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.	00828Q102	SCHEDULE 13G	Page	9	of	10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 31, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

CUSIP No.	00828Q102	SCHEDULE 13G	Page	10	of	10

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value per share of Affinity Media International Corp., a Delaware Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 31, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander